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                                                                       Exhibit 2


         RESOLVED, that in accordance with Section 8.07(ii) of the Company's Bylaws, there is hereby added a new Section 3.17 to the Company's Bylaws reading in its entirety as follows:

         "Section 3.17. Business to be Transacted at Shareholder Meetings. No business may be transacted at an annual meeting of shareholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the board of directors (or any duly authorized committee thereof) or
         (c) otherwise properly brought before the annual meeting by any shareholder of the corporation (i) who is a shareholder of record on the date of the giving of notice provided for in Section 3.17 and on the record date for the determination of shareholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 3.17. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the secretary of the corporation.

         To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder, in order to be timely, must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was first mailed.



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         To be in proper written form, a shareholder's notice to the secretary must set forth as to each matter such shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by such shareholder, (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business and (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

         No business shall be conducted at the annual meeting of shareholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 3.17; provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 3.17 shall be deemed to preclude discussion by any shareholder of any such business. If the chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.



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         At a special meeting of shareholders, only such business shall be conducted as shall have been set forth in the notice relating to the meeting. At any meeting, matters incident to the conduct of this meeting may be voted upon or otherwise disposed of as the presiding officer of the meeting shall determine to be appropriate."





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